SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oclaro, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67555N206

(CUSIP Number)

July 23, 2012

(Date of Event which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67555N206	13G	Page 2 of 6

1	NAME OF REPORTING PERSON Hitachi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,113,150[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,113,150
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,113,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%[2]
12	TYPE OF REPORTING PERSON CO

[1]	Please see the note under Item 4.
[2]

On July 23, 2012, Tahoe Acquisition Sub, Inc., a wholly-owned subsidiary of Oclaro, Inc. (“Oclaro”), merged (the “Merger”) with and into Opnext, Inc. (“Opnext”), with Opnext surviving the Merger. As described in public disclosures made by Oclaro, each share of Opnext common stock outstanding at the effective time of the Merger was automatically converted into the right to receive 0.42 shares of Oclaro common stock (the “Exchange”), and Opnext stockholders entitled to receive a fraction of a share of Oclaro common stock received instead cash (rounded to the nearest whole cent) of the dollar value of such fractional shares, based on the ten-day average closing price of Oclaro common stock on the NASDAQ Global Select Market for the period ending on July 23, 2012. Similarly, at the effective time of the Merger, outstanding Opnext stock options were converted into Oclaro stock options, as adjusted per the ratio used for the Exchange, subject to the same terms and conditions as applied to the Opnext stock options, including exercisability and vesting schedule. This calculation is based on 90,638,173 shares of Opnext common stock issued and outstanding prior to the Merger and 51,481,012 shares of Oclaro common stock issued and outstanding prior to the Merger, as reported in the Joint Proxy Statement filed pursuant to Rule 424(B)(3) by Oclaro on June 15, 2012.

CUSIP No. 67555N206	13G	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Oclaro, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2560 Junction Avenue, San Jose, CA 95134

Item 2.

(a)	Name of Person Filing:

Hitachi, Ltd.

(b)	Address of Principal Business Office:

6-6, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-8280, Japan

(c)	Citizenship:

Hitachi, Ltd. is a Japanese corporation.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP Number:

67555N206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 67555N206	13G	Page 4 of 6

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

12,113,150.

(b)	Percent of Class:

13.5%.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

12,113,150.

(ii)	shared power to vote or to direct the vote:

0.

(iii)	sole power to dispose or to direct the disposition of:

12,113,150.

(iv)	shared power to dispose or to direct the disposition of:

0.

Note: The 12,113,150 shares disclosed in Item 4(a) and (c) include 213,150 shares of common stock obtainable within 60 days by the exercise of stock options.

CUSIP No. 67555N206	13G	Page 5 of 6

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 67555N206	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2012

By:	/s/ Toshiaki Kuzuoka
Name:	Toshiaki Kuzuoka
Title:	Senior Vice President and Executive Officer